September 26, 2023

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal Innovator ETFs Trust Post-Effective Amendment No. 1028 (Registration Statement File Nos. 333-146827, 811-22135)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Innovator Premium Income 30 Barrier ETF™ – October (the “Fund”), Innovator ETFs Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 1028, originally filed with the Securities and Exchange Commission on September 19, 2023.

The Trust seeks withdrawal of the above-mentioned Post-Effective Amendment in order to refile a Post-Effective Amendment pursuant to Rule 485(a) of the 1933 Act in order to seek acceleration of its effective date pursuant to Rule 461 of the 1933 Act. No securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Innovator ETFs Trust

By:         /s/ H. Bruce Bond

Bruce Bond

President